

MAYER BROWN ROWE & MAW

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

March 31, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

SUPPL

By UPS

Dear Sir or Madam:

Enclosed herewith are the following documents, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated March 29, 2006.
2. Press Release, dated March 31, 2006.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

17363066

SCHWARZ
PHARMA

Press Release - Lacosamide at Significance Level in Diabetic Neuropathic Pain Phase III Trial

Lacosamide at Significance Level in Diabetic Neuropathic Pain Phase III Trial

Results from the latest Phase III trial show that the primary endpoint for the lacosamide target dose is at the statistical significance level (p = 0.0507). The results from the overall clinical development program to date should pave the way for a filing with the European and US regulatory authorities.

March 31, 2006 - SCHWARZ PHARMA reports the first headline data from its third phase III trial with oral lacosamide in diabetic neuropathic pain. The target dose of 400 mg/day lacosamide shows a clinically relevant reduction in diabetic neuropathic pain. For the target dose, the primary endpoint is at the statistical significance level (p = 0.0507). In the secondary efficacy analyses, statistical significance in several parameters is shown for both the 400 and 600mg/day groups: The reduction in pain is statistically significant compared with placebo for the entire Treatment, Maintenance and Titration phases. The safety profile is comparable to previous trials. The most common adverse events are dizziness, nausea and headache.

"Based on the convincing entirety of results from the clinical development program we plan to discuss with the authorities filing for lacosamide in diabetic neuropathic pain," says Iris Loew-Friedrich, MD, PhD, member of the Executive Board SCHWARZ PHARMA AG. "At our target dose, lacosamide had a clinically relevant effect in neuropathic pain."

For lacosamide in diabetic neuropathy, SCHWARZ PHARMA has performed a comprehensive clinical development program which included more than 1,500 patients in Phase II and III. The results of this clinical development program to date show that lacosamide has the potential to significantly reduce diabetic neuropathy, combined with a good safety and tolerability profile. Further clinical trials are ongoing.

In this double-blind, placebo-controlled multi-center trial conducted in the United States, 469 patients with painful diabetic neuropathy received either placebo, 200 mg/day, 400 mg/day or 600 mg/day lacosamide for up to 18 weeks. The Primary endpoint in the trial was the change from Baseline to the last four weeks of the Maintenance Phase in the Likert pain score. Patients rated their perception of pain twice daily in an electronic patient diary on the Likert scale ranging from 0 - 10.

Lacosamide is an investigational anti-convulsant drug with a novel mode of action. The oral drug has been dosed twice daily in clinical trials. SCHWARZ PHARMA is developing lacosamide also for epilepsy. Positive phase III data have been reported recently. This Phase III trial may be considered to be the second pivotal trial in the marketing application for adjunctive therapy in adults with partial seizures.

Neuropathic pain is caused by a functional disorder of the central or peripheral nervous system. In contrast to "normal" pain, neuropathic pain does not serve any warning function. Diabetic neuropathic pain is a very common chronic pain with approximately eleven million diabetics suffering from the consequences of this chronic pain associated with their disease.

All SCHWARZ PHARMA press releases are distributed by e-mail at the same time they become available on the website. Please go to www.schwarzpharma.com, press room, news subscription to register online, change your selection or discontinue this service.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain and overactive bladder syndrome. The company has a strong international presence with affiliates in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our website: www.schwarzpharma.com
Corporate Communications: Antje Witte, Tel: +49 2173 48 1866; Bettina Ellinghorst, Tel.: +49 2173 48 2329

This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of SCHWARZ

PHARMA AG. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, effects of future judicial decisions, changes in regulation affecting SCHWARZ PHARMA AG, exchange rate fluctuations and hiring and retention of its employees.



Press release - Positive Phase III Results for Lacosamide in Epilepsy

Positive Phase III Results for Lacosamide in Epilepsy

Phase III data with lacosamide treating epilepsy showed positive results for both primary endpoints. Lacosamide was well tolerated. This trial may be considered to be the second pivotal trial.

March 29, 2006 - SCHWARZ PHARMA announced today that the first Phase III trial with oral lacosamide for adjunctive therapy of epilepsy has shown clinically relevant and statistically significant evidence in both primary variables, reduction of seizure frequency and a 50% responder rate.

"Both, the primary endpoints for the U.S. and Europe were achieved for the daily 400mg dose," said Iris Loew-Friedrich, MD, PhD, member of the Executive Board SCHWARZ PHARMA AG. "The data from this trial confirm the results we have seen from the Phase II program. Thus, we will ask the regulatory agencies to consider this trial to be the second pivotal trial in the marketing application for adjunctive therapy in adults with partial seizures."

This multi-center, double-blind, placebo controlled clinical trial, performed in Europe and other regions included a titration phase of four weeks and a maintenance phase of twelve weeks. 485 patients with partial seizures suffering from refractory epilepsy had been randomized for adjunctive treatment. They were treated with adjunctive placebo, 200 or 400mg/day lacosamide divided into two doses per day. The primary parameters were reduction of seizure frequency and a 50% response to treatment (patients with at least a 50% reduction in seizures). The lacosamide 200 and 400mg/day treatment groups were statistically significant over placebo in reducing seizure frequency from Baseline to Maintenance endpoint. Statistical significance was observed for the 400 mg/day dose in the statistical analysis of responders (patients with at least 50% seizure reduction from Baseline to Maintenance endpoint). The most common side effects occurring during the trial were dizziness, nausea and vomiting. More than 90% of patients who completed this trial entered the open label follow-up trial. A further Phase III trial is ongoing.

Lacosamide is an anticonvulsant drug with a novel mode of action. The oral drug has been dosed twice daily in clinical trials. An IV formulation is being simultaneously developed. The new chemical entity lacosamide is currently in phase III clinical development for epilepsy and for the treatment of diabetic neuropathic pain.

"Epilepsy" is the name for a whole group of serious disorders which may be inherited or caused by other factors such as trauma. An abnormal increase in the activity of the central nervous system leads to epileptic seizures, which are usually manifested as shaking or convulsions with impaired consciousness. Approximately 5-8% of the population will have a seizure once in their life. About 0.5-1.0% of the population will have recurrent seizures, which is necessary to diagnose epilepsy. Anticonvulsants serve to prevent epileptic seizures and are most often used as long-term therapy.

At SCHWARZ PHARMA's neurology pipeline, there are currently a number of projects in advanced stages of clinical development: They include compounds for the treatment of Parkinson's disease, Restless Legs Syndrome, epilepsy and neuropathic pain. The most advanced project, the Parkinson's patch, has been launched in Europe in March 2006 and is in the filing status in the US.

All SCHWARZ PHARMA press releases are distributed by e-mail at the same time they become available on the website. Please go to www.schwarzpharma.com, press room, news subscription to register online, change your selection or discontinue this service.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain and overactive bladder syndrome. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our website: www.schwarzpharma.com

Corporate Communications: Antje Witte, Tel: +49 2173 48 1866; Bettina Ellinghorst, Tel.: +49-2173 48 2329

This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of SCHWARZ PHARMA AG. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, effects of future judicial decisions, changes in regulation affecting SCHWARZ PHARMA AG, exchange rate fluctuations and hiring and retention of its employees.
